                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      PRIME MOTOR INNS LIMITED PARTNERSHIP
                      ------------------------------------
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      ------------------------------------
                         (Title of Class of Securities)


                                    741563209
                      ------------------------------------
                                 (Cusip Number)

     WARREN M. KNIGHT, 1601 BELVEDERE ROAD, WEST PALM BEACH, FLORIDA 33406,
                                 (561) 689-9970
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  APRIL 6, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 741563209                  13D                      PAGE 2 OF 8 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Servico, Inc.

          I.R.S.# 65-0350241
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)   [ ]
                                                                     (b)   [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Florida, United States of America
--------------------------------------------------------------------------------



NUMBER OF                   7       SOLE VOTING POWER
SHARES
BENEFICIALLY                        2,445,819
OWNED BY EACH               ----------------------------------------------------
REPORTING
PERSON WITH                 8       SHARED VOTING POWER

                                    0
                            ----------------------------------------------------

                            9       SOLE DISPOSITIVE POWER

                                    2,445,819
                            ----------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,445,819
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.1%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This is Amendment No. 1 to the Schedule 13D previously filed by Servico, Inc. (the "Reporting Person"), with respect to the units of limited partnership interest (the "Units") of Prime Motor Inns Limited Partnership, a limited partnership organized under the laws of the State of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at c/o WHI, 4243 Hunt Road, Cincinnati, Ohio 45242.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and supplemented as follows:

         The purchase price of the Units of the Issuer purchased by the Reporting Person reported in this Amendment No. 1 was $1,545,250 (exclusive of sales commissions). The source of the funds used in making these purchases was the working capital of the Reporting Person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

         The Reporting Person beneficially owns an aggregate of 2,445,819 Units, which, based on the number of outstanding Units reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1997, constitutes approximately 61.1% of the outstanding Units. The Reporting Person has sole power to vote and to dispose or to direct the disposition of such Units. The additional Units purchased, as reported in this Amendment No. 1 which increased the Reporting Person's beneficial ownership of the Units of the Issuer from 50.1% to 61.1%, were acquired by privately negotiated transactions.

         Except as otherwise reported on Appendix B of this Amendment No. 1 and the original filing of this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Item 2 of the original filing has engaged in any transaction involving the Units in the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended in its entirety and restated as follows:

         On April 1, 1998, Prussia Associates, LP ("Prussia"), CLBW Associates, LP ("CLBW"), Martin W. Field ("Field") and his wife, Kathleen P. Field ("Wife"), as joint tenants, and Robert M. Broder ("Broder"), as trustee for the Field Family Trust (the "Trust") (collectively, the "Sellers") each executed an irrevocable proxy (the "Proxy") in favor of the Reporting Person and David Buddemeyer granting each of the latter person and entity the full power of substitution, with respect to the Units (and/or depositary receipts) of the Issuer for which the Sellers are the record, beneficial and legal owners, to vote or otherwise act (or give written consent in lieu thereof) at all annual, special and other meetings of the Issuer and on any other matter for which the approval or consents of the unitholders is requested or required. Field is the President of the sole general partner of Prussia and CLBW. The Proxy was granted in connection with the sale of Units by the Sellers to the Reporting Person. As reported in Appendix B to this Amendment No. 1, on April 6, 1998, Sellers sold 441,500 depositary Units to the Reporting Person. The foregoing description of the Proxy is qualified in its entirety by the full text of the form of Proxy, a copy of which is included as an exhibit hereto and incorporated herein by reference.

         The Reporting Person has also reached the following agreement in principle with the Sellers: (i) the Reporting Person will, if a vote is pursued, vote in favor of payment of $500,000 to Davenport Management Corporation ("DMC") relating to DMC's proxy solicitation with respect to the Issuer, and (ii) the Sellers, DMC, the Issuer and the Reporting Person will exchange and deliver full releases with respect to the Issuer, AMI and the Units.

         Except as described herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer, director or controlling person of the Reporting Person, is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended and supplemented as follows:

         3.   Form of Irrevocable Proxy.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      SERVICO, INC.

Date: April 10, 1998                  By:  /s/ David Buddemeyer
                                           -------------------------------------
                                           David Buddemeyer
                                           President and Chief Executive Officer

                                   APPENDIX B

         Set forth below is a supplement to the summary of transactions in the Units of the Issuer effected by the Reporting Person within the last 60 days.

                        NUMBER OF UNITS                               TYPE OF
        DATE               ACQUIRED          PRICE PER UNIT         TRANSACTION

       4/6/98              441,500              $3.50                Privately
                                                                     Negotiated
                                                                    Transaction

                                                                       Exhibit 3

                                IRREVOCABLE PROXY

         THIS IRREVOCABLE PROXY is made as of this 1st day of April, 1998, by Prussia Associates (the "Undersigned"), in favor of Servico, Inc. ("Servico") and David A. Buddemeyer and each of them with full power of substitution (collectively referred to herein as the "Proxy Holder"), with respect to the Units and/or Depositary Receipts representing limited partnership interests (the "Units") of or in Prime Motor Inns Limited Partnership (the "Partnership").

         The Undersigned hereby irrevocably appoints the Proxy Holder as the Undersigned's true and lawful attorney and proxy, with full power of substitution, for an in the Undersigned's name, with respect to the Units for which the Undersigned is now the record, beneficial and legal owner to vote and otherwise act, or give written consent in lieu thereof, at all annual, special and other meetings of the Partnership, and on any other matter for which the approval or consents of the Unitholders is requested or required.

         It is understood and agreed that the aforesaid appointment and proxy is granted by the Undersigned in connection with the Undersigned's sale of Units to Servico and is coupled with an interest and is irrevocable and shall not terminate by operation of law, whether by the bankruptcy or insolvency of the Undersigned or the occurrence of any other event. It is further understood and agreed that the aforesaid appointment and proxy of the Undersigned relates to all voting rights, whether limited, fixed or contingent as to the Units.

         IN WITNESS WHEREOF, the Undersigned has executed this Proxy on the day and year first above written.

                                        PRUSSIA ASSOCIATES
                                        By: Prussia Hotel, Inc., General Partner


                                        /s/ Martin W. Field
                                        ----------------------------------------
                                        Martin W. Field, President